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                               May 9, 2023

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 10,
2023
                                                            CIK No. 0001948864

       Dear Jeffrey Holman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 10, 2023

       Financing, page 35

   1. We note your written responses to comments 8 and 20 in which you state that you have revised your
disclosures on page 35 concerning the material terms of the equity financing secured for SpinCo.
However, we could not find the corresponding revised disclosures.
                                                        Please revise to
provide responsive disclosure to comments 8 and 20 and provide a description of the
material terms of the equity financing, identify the related persons party to the agreement, if
any, and disclose the section of the Securities Act or rule under which exemption from
registration is claimed and state briefly the facts relied upon to make the exemption available.
 Jeffrey Holman
FirstName   LastNameJeffrey Holman
Healthy Choice  Wellness Corp.
Comapany
May   9, 2023NameHealthy Choice Wellness Corp.
May 9,
Page  2 2023 Page 2
FirstName LastName
Reasons for the Split-Off, page 36

2. We note your response to comment 10. Please expand your discussion in this section to describe the process utilized to evaluate the alternatives discussed. Please describe the reasons you did not further consider any alternative and explain why the HCMC Board did not believe the alternatives to be the "best course of action to create stockholder value for the HCMC stockholders."
3. We note that you refer to a third-party valuation. Please provide the related consent. Refer to Section 436(b) of Regulation C and Item 601(b)(23) of Regulation
S-K.
Selected Unaudited Pro Forma condensed Combined Carve-Out Financial Information, page 43

4. Please revise your introduction paragraph to describe all transactions reflected in the pro forma financial statements, including the issuance of 13,250 shares of Series A
         Convertible Preferred Stock and $3 million investment from HCMC. Refer to Rule 11-
         02(a)(2) of Regulation S-X.
5. Please remove the reconciliation of adjusted EBITDA (loss) income from your unaudited pro forma condensed combined carve-out statement of operations. Refer to Item
         10(e)(1)(ii)(D) of Regulation S-K.
6. We note you response to comment 13. Please tell us how you have reflected the elimination of parent investment, issuance and distribution of your common stock, and issuance of your Series A Convertible Preferred Stock in your pro forma condensed combined carve-out balance sheet and earnings per share calculations in the pro forma statement of operations. This comment also applies to your capitalization table disclosure on page 41.
General

7. We note your response to comment 17 that you would provide financial statements for
         Mothers Earth   s Storehouse and Green   s Natural Foods, Inc.
pursuant to Rule 8-04 of
         Regulation S-X in Amendment No. 1. However, we were not able to locate these financial statements. Please explain or address this comment.
8. In a future filing, please file the filling fee table as an exhibit to this registration statement.
         Refer to Item 601(b)(107) of Regulation S-K.
9. We are still considering your response to comments 1 and 2 and may have additional comments.
 Jeffrey Holman
FirstName   LastNameJeffrey Holman
Healthy Choice  Wellness Corp.
Comapany
May   9, 2023NameHealthy Choice Wellness Corp.
May 9,
Page  3 2023 Page 3
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services